SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
OPTION CARE, INC.

(Name of Subject Company)
OPTION CARE, INC.

(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)
683948103

(CUSIP Number of Class of Securities)
Joseph Bonaccorsi
Senior Vice President, Secretary and General Counsel
Option Care, Inc.
485 Half Day Road, Suite 300
Buffalo Grove, IL 60089
(847) 465-2100
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
Copies to:
Donald Figliulo, Esq.
Bryan Cave LLP
161 North Clark Street
Suite 4300
Chicago, IL 60601
(312) 602-5000
☐ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

     This Amendment No. 3 to Schedule 14D-9 amends and supplements the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) initially filed by Option Care, Inc., a Delaware corporation (the “Company”), on July 17, 2007, as amended by Amendment Nos. 1 and 2 to the Schedule 14D-9 filed with the SEC by the Company on July 20, 2007 and August 14, 2007, respectively, relating to the tender offer commenced by Walgreen Co., an Illinois corporation (“Walgreens”), through its wholly-owned subsidiary, Bison Acquisition Sub Inc., a Delaware corporation (“Purchaser”), to acquire all of the outstanding shares of common stock of the Company in exchange for $19.50 net to the sellers in cash, without interest, per share, upon the terms and subject to the conditions of the Merger Agreement as described in the Offer to Purchase and in the related Letter of Transmittal, which were filed as Exhibits in the Schedule TO filed by Walgreens and Purchaser with the SEC on July 17, 2007. Capitalized terms used but not otherwise defined shall have the meanings ascribed to them in the Schedule 14D-9.
     Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged.
ITEM 8.  ADDITIONAL INFORMATION
     Item 8 is hereby amended and supplemented as follows:
     The subsequent offering period of the Offer expired at 5:00 p.m. New York City time on Friday, August 17, 2007. According to Computershare Trust Company, N.A., the depositary for the Offer, as of such time, a total of approximately 32.7 million Shares were validly tendered in the initial and subsequent offering periods of the Offer, which represent approximately 94% of all outstanding Shares.
     Pursuant to a short-form merger procedure available under Delaware law, Purchaser filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware on August 20, 2007 whereupon the Merger became effective. In the Merger, all Shares of the Company’s common stock not tendered in the Offer (other than Shares held by stockholders who were entitled to tender in the Offer but have properly demanded dissenters’ rights under Delaware law and certain other holders of the Company’s Shares) were converted into the right to receive $19.50 per share in cash, without interest.
     Effective as of the close of trading on August 20, 2007, the Shares will no longer be traded on the Nasdaq.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPTION CARE, INC.
By:	/s/ Joseph Bonaccorsi
	Name:	Joseph Bonaccorsi
	Title:	Secretary

Dated: August 20, 2007

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